Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



                                                  Contact: Whirlpool Corporation
                                                  Media: Tom Kline, 269/923-3738
                                                    thomas_e_kline@whirlpool.com
                                       Financial: Larry Venturelli, 269/923-4678
                                                Larry_m_venturelli@whirlpool.com


         WHIRLPOOL CORPORATION SAYS ITS PROPOSAL IS FINANCIALLY SUPERIOR
                AND CONFIDENT IT WILL RECEIVE REGULATORY APPROVAL


BENTON HARBOR, Mich., July 22, 2005--Whirlpool Corporation (NYSE: WHR) said today that it is disappointed Maytag's Board of Directors on Thursday was unable to reach a satisfactory conclusion with regard to its proposal. Our proposal clearly provides superior value to Maytag's shareholders, and we are confident it will receive regulatory approval. We have offered to present our case to the Maytag board and its advisors, and we urge them to act immediately so that we may begin the due diligence process and discussions to reach a definitive agreement. We are evaluating all of our various options, and are prepared to pursue them in an expeditious manner.


Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances, with annual sales of over $13 billion, 68,000 employees, and nearly 50 manufacturing and technology research centers around the globe. The company markets Whirlpool, KitchenAid, Brastemp, Bauknecht, Consul and other major brand names to consumers in more than 170 countries. Additional information about the company can be found on the Internet at www.whirlpoolcorp.com .

This news release contains forward-looking statements that speak only as of this date. The company disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Many factors could cause actual results to differ materially from the Company's forward-looking statements. Among these factors are: (1) the cost of raw materials and components, especially steel and the impact of rising oil prices; (2) the financial impact of the Company's announced price increases will be dependent upon such factors as the strength of the Company's brands in the market place, the strength of consumer demand for the Company's products, and other factors outside of the Company's control such as the general economic conditions prevailing at the time the new pricing goes into effect; (3) rising worldwide transportation costs due to historically high and volatile oil prices, capacity constraints, and other factors; (4) the ability to gain or maintain market share in an intensely competitive global market; (5) the success of the Company's global strategy to develop brand differentiation and brand loyalty; (6) the Company's global operating platform initiatives; (7) the success of the Latin American businesses operating in challenging and volatile environments; (8) continuation of the Company's strong relationship with Sears Holdings Corporation in North America, which accounted for approximately 17% of consolidated net sales of $13 billion in 2004; (9) currency exchange rate fluctuations; (10) social, economic and political volatility in developing markets; (11) continuing uncertainty in the North American, Latin American, Asian and European economies; (12) the effectiveness of the series of restructuring actions the Company has announced and/or completed through 2004;

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(13) U.S. interest rates; (14) new Asian competitors; (15) changes to the obligations as presented in the contractual obligations table; (16) changes in the funded position of the U.S. pension plans; (17) continued strength of the U.S. builder industry; (18) the threat of terrorist activities or the impact of war; (19) the Company's estimate of its annual effective tax rate of approximately 31.7%; and (20) the success of the Company's proposal to acquire Maytag Corporation and, if the acquisition is completed, the Company's ability to realize expected benefits.

This material is not a substitute for the prospectus/proxy statement Whirlpool and Maytag would file with the Securities and Exchange Commission if a definitive agreement with Maytag is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information. The prospectus/proxy statement would be, and other documents filed by Whirlpool and Maytag with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President Investor Relations.

Whirlpool is not currently engaged in a solicitation of proxies from the stockholders of Maytag in connection with Whirlpool's proposed acquisition of Maytag. If a proxy solicitation commences, Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participants in such solicitation. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag would file if a definitive agreement with Maytag is reached.



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